Exhibit 99.1

TURBO ENERGY HELPS INDUSTRIAL OPERATORS SHIELD MARGINS FROM ENERGY PRICE SHOCKS AS GLOBAL VOLATILITY INTENSIFIES

Real-world deployments totaling 366 MWh demonstrate how AI-driven renewable electrification reduces exposure to volatile fuel markets and strengthens financial resilience

VALENCIA, Spain — (GLOBE NEWSWIRE) – March 2, 2026 – Turbo Energy S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a technology-driven energy solutions provider specializing in AI-powered storage and energy optimization platforms, today emphasized how its industrial electrification systems are enabling commercial and industrial (C&I) operators to shield operating margins amid intensifying global energy market volatility.

Recent geopolitical developments have triggered sharp movements in oil and gas benchmarks, reinforcing the structural margin exposure faced by energy-intensive industries. Energy price shocks can have a material impact on industrial earnings, as sudden increases in fuel and power costs rapidly compress operating margins and reduce financial visibility.

Renewable Electrification as Strategic Protection

Turbo Energy’s SUNBOX Industry and SUNBOX Industry Max systems integrate large-scale battery storage with proprietary AI-driven software to deliver intelligent solar-plus-storage systems optimized for real-time energy management.

By electrifying processes traditionally powered by fossil fuels and combining renewable generation, advanced storage and predictive optimization algorithms, industrial operators can:

●	Reduce structural exposure to oil and gas price shocks

●	Stabilize operating margins through dynamic load and demand management

●	Improve earnings predictability through optimized energy procurement

●	Enhance operational resilience and supply continuity

●	Transform energy from a variable cost into a controllable strategic asset

This strategic approach is already being implemented at scale. Turbo Energy’s current industrial backlog includes $53 million in signed contracts representing 366 MWh of deployed and scheduled capacity across 10 manufacturing facilities. These real-world, multi-site deployments reflect accelerating adoption of AI-driven renewable electrification within the commercial and industrial sector, as operators prioritize cost stability, capital efficiency, and reduced exposure to volatile fuel markets.

The scale and diversity of these industrial installations demonstrate the platform’s ability to operate in energy-intensive environments where cost control, supply continuity, and financial predictability are critical to competitive performance.

“Recent energy price shocks have underscored how sensitive industrial earnings can be to fuel market volatility,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “Our AI-driven renewable electrification platform enables operators to proactively shield margins, manage fuel exposure, and strengthen financial resilience in dynamic market conditions. Intelligent storage is emerging as essential infrastructure for sustaining long-term industrial competitiveness.”

As global energy markets remain volatile, Turbo Energy believes data-driven optimization and intelligent storage will define the next generation of industrial energy infrastructure, enabling operators to better align cost control, performance, and long-term capital planning.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users across Europe, North America and South America to reduce dependence on traditional energy sources, lower electricity costs, and improve energy reliability. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the Company’s preliminary 2025 financial results, future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com